Brookfield Renewable Energy Partners L.P.

Q3 2014 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Generation and Financial Review for The Three Months Ended September 30, 2014	9
Generation and Financial Review for The Nine Months Ended September 30, 2014	15
Unaudited Interim Consolidated Financial Statements	40

our operations

We operate our facilities through regional operating centers in the United States, Canada, Brazil and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 204 hydroelectric generating stations, 28 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 6,707 MW of generating capacity and annual generation of 24,023 GWh based on long-term averages. The table below outlines our portfolio as at September 30, 2014:

	River	Generating	Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric generation
United States(3)	30	136	421	3,191	11,464	3,582
Canada(3)	19	33	73	1,361	5,184	1,261
Brazil(4)	23	35	75	670	3,614	N/A
	72	204	569	5,222	20,262	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
Europe	-	17	171	326	821	-
	-	28	1,115	1,270	3,412	-
Other	-	2	6	215	349	-
	72	234	1,690	6,707	24,023	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2014 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric generation
United States(3)	3,193	3,276	2,199	2,796	11,464
Canada(3)	1,241	1,492	1,233	1,218	5,184
Brazil(4)	929	898	887	900	3,614
	5,363	5,666	4,319	4,914	20,262
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
Europe	251	180	160	230	821
	886	940	739	847	3,412
Other	219	79	46	5	349
Total	6,468	6,685	5,104	5,766	24,023

(1)            Includes 100% of generation from equity-accounted investments.

(2)            Long-term average is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

This month, Brookfield Renewable marks the completion of its 15th year as a leading owner, operator and developer of renewable energy assets. Over this time, we have built a world-class portfolio underpinned by more than 200 hydroelectric facilities, while expanding into new markets and technologies and positioning ourselves to build on this strong track record of growth. Since our initial public offering in November 1999, we have delivered a compounded annualized total return of 16 percent. To put this into perspective, a $10,000 investment in our units at inception would be worth more than $80,000 today assuming the reinvestment of distributions.

Organic Growth Potential and Distribution Increase

At our recent investor day, we outlined our growth strategy for the next several years, centered on organic cash flow growth tied to an improving economy and rising energy prices, a robust development pipeline of projects with premium return potential, and attractive inflation-linked pricing for our contracted assets. These initiatives, which do not require the issuance of additional shares, have the potential to add $200-$300 million in incremental annual cash flows by 2019 and represent an increase of approximately 45% to our current annual funds from operation ─ without factoring in growth from mergers and acquisitions. In light of this embedded cash flow growth, we believe there is approximately $7 to $10 of incremental value on a per-share basis that is not reflected in our stock price today.

Accordingly, we have raised our target for annual distribution increases to 5-9% (from 3-5% previously) reflecting the positive long-term fundamentals and growth prospects of our business.

A Focus on Development

We continue to advance our development efforts and are focused on bringing 500 MW to 750 MW of development projects into operation over the next five years, representing an equity investment of $500-$700 million. Our proprietary development pipeline includes projects throughout BREP’s geographic footprint. Our most mature projects are situated in Brazil, a growing market in need of new supply, and in Ireland, where energy policies and contractual frameworks continue to support the development of renewables. We have significant in-house development expertise with local teams in each of the operating platforms who have successfully developed projects in their markets. With a proven ability to take hydro and wind projects from concept to commissioning, we are able to prudently manage risk while achieving premium returns on development capital.

In Brazil, we have started construction of the 25 MW Serra dos Cavalinhos I hydro project in the state of Rio Grande do Sul, having received the necessary regulatory and environmental approvals. We are working with an experienced project contractor to build this small hydro facility which is expected to enter commercial operation by year-end 2016. Additionally, we have two hydro projects totalling 43 MW which we expect to move beyond the advanced stage next year.

In Ireland, three wind projects totalling 137 MW are presently under construction and all are proceeding on scope, schedule and budget. The largest of these is the 88 MW Knockacummer project which is nearing completion and now has all 35 turbines in operation and generating revenue. The 37 MW Killhills project is expected to be completed by year-end and construction of the 12 MW Glentane 2 project is just underway with completion targeted for July 2015. We are also progressing additional projects within our

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

200 MW development pipeline; nearly 60 MW of this has received planning consent and we expect to break ground on some of this capacity in 2015.

In addition to building out our proprietary pipeline of projects, we also intend to supplement this with renewable projects acquired from other developers. This will allow us to actively replenish our development pipeline at reasonable prices given current market conditions.

 Financial Results and Liquidity

Our full-year results continue to track annual plans and are supported by a strong first half in which results exceeded expectations. The third quarter, which is seasonally our lowest generation quarter, was characterized by less favourable wind conditions across the portfolio, and lower inflows in Canada and Brazil which were only partially offset by strong hydrology in our U.S. portfolio. As a result, third quarter FFO of $61 million was below expectations and below the prior year in which generation was well above average. From a capital expenditure basis, we generally use the third quarter to implement the majority of our maintenance projects, in particular given the low seasonal volumes, to ensure higher reliability throughout the full year.

We continue to fund the business on a long-term, conservative basis, and recently completed a number of important financing initiatives, including the extension of our $1.3 billion revolving credit facility to June 2019; the $480 million financing of our 417 MW Safe Harbor hydro acquisition; and a €160 million term financing of a portion of the Irish wind portfolio. Our liquidity position remains strong at approximately $1.1 billion.

Looking Ahead

As we look out to the rest of the year and into 2015, we are very encouraged with our prospects for continued growth. In North America, an improving economy combined with coal plant retirements, among other factors, are expected to result in supply constraints, short-term power price volatility and meaningful long-term upside for our existing portfolio. In Brazil, we continue to leverage our marketing capabilities to sell uncontracted generation at attractive prices, and to enter long-term contracts at compelling values. In Europe, we completed the first full quarter of operations of our Irish wind portfolio and continue to be impressed with the quality of the assets, pipeline and team. The European continent represents a large and attractive market and we are making great strides in developing a strategy and platform that will allow us to take advantage of these long-term growth opportunities.

Thank you for your continued support.

Sincerely,

Richard Legault

President and Chief Executive Officer

November 4, 2014

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Our Competitive Strengths

Brookfield Renewable is one of the largest publicly-traded, pure-play renewable power businesses in the world. As the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources, our track record is strong.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $19 billion in assets, 6,707 MW of installed capacity, and long-term average generation from operating assets of 24,023 GWh. Our portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe.

.

.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

last ten years we have acquired or commissioned approximately 80 hydroelectric assets totaling approximately 2,600 MW and 28 wind generating assets totaling approximately 1,270 MW. For the nine months ended September 30, 2014, we acquired or commissioned hydroelectric assets and wind generating assets that have an installed capacity of 547 MW and 326 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and recently announced an increase in our long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 92% of our remaining 2014 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With approximately $19 billion of assets and a conservative leverage profile, our consolidated debt-to-capitalization is approximately 41%. Our liquidity position remains strong with approximately $1.1 billion of cash and unutilized portion of committed bank lines. Approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 7 and 11 years, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2014

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

Operating Results

Generation from the portfolio was 4,383 GWh and revenues were $342 million.

•        Performance of the U.S. hydroelectric portfolio was in line with the long-term average but below the prior year which experienced above average inflows.

•        The Canadian hydroelectric portfolio was impacted by below average inflows.

•        In Brazil, our full year generation is largely consistent with assured energy levels. However, the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

•        The wind portfolio maintained high availability but conditions were below the long-term average across the entire portfolio.

Adjusted EBITDA was $223 million and funds from operations was $61 million.

Growth and Development

On August 8, 2014, we, together with our institutional partners, acquired the remaining 67% interest in the 417 MW Safe Harbor hydroelectric facility. Brookfield Renewable owns a 40% interest in the entire facility.

Construction of an 88 MW wind project in the Republic of Ireland is in the final stages of commercialization and is receiving payments under a power purchase agreement. During this quarter, we recognized 60 GWh in generation tied to production.

Construction of a 37 MW wind project in the Republic of Ireland is expected to enter commercial operations by the end of 2014.

On September 15, 2014 we announced an increased distribution growth target of 5% - 9% annually, up from 3% - 5% previously. We expect to maintain our target payout ratio of 60% to 70% of funds from operations.

Liquidity and Capital Resources

Our available liquidity remains strong.

•        We extended the maturity of our corporate credit facilities to June 2019, reduced the margin by five basis points, and added an option to borrow in Euro (€) and British Pound Sterling (£).

•        As part of our recently-acquired wind portfolio in Ireland, we completed a €160 million ($210 million) financing with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

•        On October 1, 2014, as part of the acquisition of the remaining interests in the 417 MW Safe Harbor hydroelectric facility, $480 million of financing was secured with a floating rate LIBOR plus 1.75%, and maturing in June 2018.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Operational information:(1)
Capacity (MW)	6,707	5,849	6,707	5,849
Long-term average generation (GWh)(2)	5,065	4,960	17,526	16,456
Actual generation (GWh)(2)	4,383	5,154	16,709	16,954
Average revenue ($ per MWh)	78	76	80	77
Selected financial information:
Revenues	$342	$392	$1,296	$1,313
Adjusted EBITDA(3)	223	260	943	936
Funds from operations(3)	61	108	444	457
Adjusted funds from operations(3)	46	94	401	415
Net (loss) income	(25)	28	172	191
Distributions per LP Unit(4)(5)	1.53	1.43	1.53	1.43
	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Balance sheet data:
Property, plant and equipment, at fair value	$17,364	$15,741
Equity-accounted investments	232	290
Total assets	18,555	16,979

Long-term debt and credit facilities	7,322	6,623
Deferred income tax liabilities	2,332	2,265
Total liabilities	10,285	9,443
Preferred equity	756	796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Limited partners' equity	2,762	2,726
Total liabilities and equity	18,555	16,979
Debt to total capitalization(6)	41%	41%

(1)           Includes 100% of capacity and generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended September 30, 2014”, and “Financial Review by Segments for the Nine Months Ended September 30, 2014”.

(4)           Figure is based on the last twelve months of operations.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Basis of Presentation

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 is provided as of November 4, 2014. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (see “Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income, per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 62% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable unitholders and general partnership unitholders. In addition, our operations are segmented by geography and asset type (i.e. hydroelectric and wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

It is important to highlight that adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income and cash flows from operating activities. See “Generation and Financial Review for the Three Months Ended September 30, 2014” and “Generation and Financial Review for the Nine Months Ended September 30, 2014”.

Net Income

Net income is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the nine months ended September 30, 2014, funds from operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable Units, LP Units and general partnership interest, including general partner incentive distributions, divided by funds from operations.

Adjusted Funds From Operations

Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	2,183	2,353	2,160	2,013	23	340	(170)
Canada	987	1,292	1,233	1,234	(246)	58	(305)
Brazil	633	894	887	894	(254)	-	(261)
	3,803	4,539	4,280	4,141	(477)	398	(736)
Wind energy
United States	240	295	341	341	(101)	(46)	(55)
Canada	152	146	238	238	(86)	(92)	6
Europe	174	-	160	-	14	-	174
	566	441	739	579	(173)	(138)	125
Other	14	174	46	240	(32)	(66)	(160)
Total(2)	4,383	5,154	5,065	4,960	(682)	194	(771)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. The second and third quarters of 2014 were such periods. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of lower hydrology, we maintained a lower level of contracted generation, allowing us to capture the strong power prices in the prior and current quarters.

In Brazil, our contracts allow the flexibility to periodically sell more than the assured level of generation. The opportunity is most attractive during periods of high demand, and resulting stronger prices.  As a result, we delivered more power to our customers in the first quarter of 2014 and secured favorable pricing. While this resulted in the delivery of lower assured energy in the second and third quarters of 2014, this initiative locked in revenue upside for 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Generation levels during the three months ended September 30, 2014 totaled 4,383 GWh, lower than the long-term average of 5,065 GWh, and a decrease of 771 GWh as compared to the prior year in which generation was above the long-term average.

The hydroelectric portfolio generated 3,803 GWh, below the long-term average of 4,280 GWh and a decrease of 736 GWh from the prior year. Generation from existing hydroelectric assets was 3,677 GWh compared to 4,539 GWh for the prior year. Our recently acquired and commissioned facilities contributed 126 GWh. The variance in year-over-year results from existing facilities reflects the return to more normal generation levels in the United States after experiencing very strong hydrological conditions across much of the portfolio in the prior year, as well as generation levels that were below the long-term average in Canada in the current quarter. In Brazil, our full year generation is largely consistent with assured levels, as shown in “Generation and Financial Review for the Nine Months Ended September 30, 2014”, however the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

The wind portfolio generated 566 GWh which was 125 GWh higher compared to the prior year. The wind portfolio in Ireland contributed 174 GWh, partly offsetting the lower than average wind conditions across the rest of the wind portfolio.

Our 110 MW natural gas-fired plant in Ontario had nominal generation in the period as a result of low power prices relative to gas market prices.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net (loss) income for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$342	$392
Other income	3	1
Share of cash earnings from equity-accounted investments	10	7
Direct operating costs	(132)	(140)
Adjusted EBITDA(1)	223	260
Interest expense – borrowings	(106)	(105)
Management service costs	(14)	(9)
Current income taxes	(5)	(4)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)
Participating non-controlling interests - in operating subsidiaries	(27)	(24)
Funds from operations(1)	61	108
Less: sustaining capital expenditures(2)	(15)	(14)
Adjusted funds from operations(1)	46	94
Add: cash portion of non-controlling interests	37	34
Add: sustaining capital expenditures	15	14
Other items:
Depreciation	(145)	(133)
Unrealized financial instruments gain	9	11
Share of non-cash loss from equity-accounted investments	(3)	(4)
Deferred income tax recovery	27	10
Other	(11)	2
Net (loss) income	$(25)	$28

Basic and diluted (loss) earnings per LP Unit(3)	$(0.13)	$0.04

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.3 million (2013: 133.0 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by strong margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $342 million, $50 million lower than prior year in which generation was above average. The $30 million contribution from the growth in the portfolio was offset by the lower same store generation. The average realized price in the current period of $78/MWh is slightly higher than the $76/MWh realized in the prior year and consistent with the largely contracted nature of the portfolio.

Direct operating costs totaled $132 million representing a year-over-year decrease of $8 million primarily attributable to the growth in our portfolio ($14 million) being offset by the savings achieved from the cost

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities.

Interest expense totaled $106 million representing a year-over-year increase of $1 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on our credit facilities.

Management service costs totaled $14 million representing a year-over-year increase of $5 million primarily attributable to the increase in the market value of our LP Units and the issuance of LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaled $37 million representing a year-over-year increase of $3 million. The increase attributable to the growth in our portfolio was partly offset by the decrease in performance from existing interests.

Funds from operations totaled $61 million representing a year-over-year decrease of $47 million, and reflecting the changes described above.

Net loss was $25 million for the three months ended September 30, 2014 (2013: net income of $28 million).

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,160	1,233	887	4,280
Generation (GWh) – actual(1)(2)	2,183	987	633	3,803
Revenues	$151	$64	$60	$275
Adjusted EBITDA(3)	104	50	44	198
Funds from operations(3)	$53	$31	$30	$114

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,013	1,234	894	4,141
Generation (GWh) – actual(1)(2)	2,353	1,292	894	4,539
Revenues	$160	$93	$69	$322
Adjusted EBITDA(3)	111	76	47	234
Funds from operations(3)	$58	$59	$36	$153

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended September 30, 2014”.

United States

Generation from the portfolio was 2,183 GWh, consistent with the long-term average of 2,160 GWh and a decrease from prior year generation of 2,353 GWh which was above the long-term average. The growth in our portfolio contributed an incremental 126 GWh. Generation from existing facilities was 2,057 GWh, a decrease of 296 GWh from the prior year but consistent with the long-term average. Inflows at our

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

facilities in New York, Louisiana, and Tennessee were lower than in the prior year, which experienced generation levels significantly above the long-term average.

Revenues totaling $151 million represent a year-over-year decrease of $9 million as the $12 million contribution from the growth in our portfolio was offset by the decrease in generation.

Funds from operations totaling $53 million represent a year-over-year decrease of $5 million. The increase in performance from our equity-accounted investments was offset by the decrease in revenues.

Canada

Generation from the portfolio of 987 GWh was below the long-term average of 1,233 GWh and a decrease from prior year of 1,292 GWh, attributable to below average inflows.

Revenues totaling $64 million represent a year-over-year decrease of $29 million attributable to the decrease in generation.

Funds from operations totaling $31 million represent a year-over-year decrease of $28 million attributable to the decrease in revenues.

Brazil

Generation from the portfolio was 633 GWh, a decrease from prior year of 894 GWh. Our full year generation is largely consistent with assured energy levels, as shown in ”Generation and Financial Review for the Nine Months Ended September 30, 2014”, however, the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

Revenues totaling $60 million represent a year-over-year decrease of $9 million. The decrease was primarily attributable to shifting generation from the third quarter of 2014 to the first quarter of 2014.

Funds from operations totaling $30 million represent a year-over-year decrease of $6 million attributable to the decrease in revenues.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

WIND

The following table reflects the results of our wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	341	238	160	739
Generation (GWh) – actual(1)(2)	240	152	174	566
Revenues	$28	$19	$18	$65
Adjusted EBITDA(3)	18	14	11	43
Funds from operations(3)	$4	$5	$2	$11
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	341	238		N/A	579
Generation (GWh) – actual(1)(2)	295	146		N/A	441
Revenues	$34	$19	$	N/A	$53
Adjusted EBITDA(3)	24	14		N/A	38
Funds from operations(3)	$6	$4	$	N/A	$10

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended September 30, 2014”.

United States

Generation from the portfolio of 240 GWh was below the long-term average of 341 GWh and prior year generation of 295 GWh, primarily attributable to lower than average wind conditions across the portfolio.

Revenues totaling $28 million represent a year-over-year decrease of $6 million attributable to the decrease in generation.

Funds from operations totaling $4 million represent a year-over-year decrease of $2 million primarily attributable to the decrease in revenues. Partly offsetting this decrease is the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 152 GWh, consistent with the prior year generation of 146 GWh but below the long-term average of 238 GWh due to lower wind conditions.

Revenues totaling $19 million were consistent with the prior year.

Funds from operations totaling $5 million were consistent with the prior year.

Europe

Generation from our wind portfolio in Ireland was 174 GWh in the quarter, which includes 60 GWh from a recently built project which is in the final stages of commercialization but which is receiving payments under its power purchase agreement, tied to production.

Revenues totaled $18 million for the quarter, reflecting the lower than average wind conditions partly offset by the $6 million contribution from the additional 60 GWh referenced above. Funds from operations totaled $2 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	7,859	7,856	7,989	7,231	(130)	625	3
Canada	3,856	4,093	3,914	3,891	(58)	202	(237)
Brazil	2,576	2,733	2,714	2,733	(138)	-	(157)
	14,291	14,682	14,617	13,855	(326)	827	(391)
Wind energy
United States	940	970	1,120	1,067	(180)	(97)	(30)
Canada	731	747	854	854	(123)	(107)	(16)
Europe(2)	592	-	591	-	1	-	592
	2,263	1,717	2,565	1,921	(302)	(204)	546
Other	155	555	344	680	(189)	(125)	(400)
Total(3)	16,709	16,954	17,526	16,456	(817)	498	(245)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation levels during the nine months ended September 30, 2014 totaled 16,709 GWh, compared to the long-term average of 17,526 GWh, and a decrease of 245 GWh as compared to the prior year in which generation was above the long-term average.

The hydroelectric portfolio generated 14,291 GWh, below the long-term average of 14,617 GWh and a decrease of 391 GWh as compared to the prior year. Generation from existing facilities was 13,558 GWh, compared to 14,682 GWh for the prior year. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental generation of 733 GWh. Lower inflows across much of the United States and Canada resulted in a decrease in generation levels compared to the prior year, which experienced strong hydrological conditions and generation. In Brazil, generation is largely consistent with assured levels.

The wind portfolio generated 2,263 GWh, 546 GWh higher compared to the prior year. The recent growth in our portfolio and a full period’s contributions from the facilities acquired in the first quarter of 2013 resulted in incremental generation of 619 GWh. The increase from portfolio growth was partly offset by lower than average wind conditions across the rest of the wind portfolio.

Our co-generation facility in Ontario has been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,296	$1,313
Other income	8	5
Share of cash earnings from equity-accounted investments	25	19
Direct operating costs	(386)	(401)
Adjusted EBITDA(1)	943	936
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(309)	(313)
Management service costs	(38)	(32)
Current income taxes	(19)	(15)
Less: cash portion of non-controlling interests
Preferred equity	(29)	(27)
Participating non-controlling interests - in operating subsidiaries	(115)	(92)
Funds from operations(1)	444	457
Less: sustaining capital expenditures(3)	(43)	(42)
Adjusted funds from operations(1)	401	415
Add: cash portion of non-controlling interests	144	119
Add: sustaining capital expenditures	43	42
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(400)	(398)
Unrealized financial instruments gain	5	30
Share of non-cash loss from equity-accounted investments	(15)	(10)
Deferred income tax recovery (expense)	8	(1)
Other	(3)	(6)
Net income	$172	$191

Basic and diluted earnings per LP Unit(4)	$0.31	$0.44

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 137.2 million (2013: 132.9 million).

Revenues totaled $1,296 million which represented a year-over-year decrease of $17 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired or commissioned in the first quarter of 2013 resulted in a contribution of $95 million.  The decrease in generation across the entire portfolio, and a contractual decrease in price at one of our facilities located in the Midwestern United States collectively amounted to $65 million.

The appreciation of the U.S. dollar impacted revenues by $47 million but also affected costs and other expenses resulting in a year-over-year decrease to funds from operations by $23 million.

Direct operating costs totaling $386 million represent a year-over-year decrease of $15 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The expense related to the growth in our portfolio was $29 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Pursuant to the terms of the purchase and sale agreement, our acquisition of the wind portfolio in Ireland provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in funds from operations for the first six months of the year.

Interest expense totaling $309 million represents a year-over-year decrease of $4 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on our credit facilities.

Management service costs totaling $38 million represent a year-over-year increase of $6 million primarily attributable to the increase in the market value of our LP Units and the issuance of LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaling $144 million represents a year-over-year increase of $25 million. An increase of $45 million related to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013 was partly offset by the overall decrease in performance from existing interests.

Funds from operations totaling $444 million represents a year-over-year decrease of $13 million.

Net income was $172 million for the nine months ended September 30, 2014 (2013: $191 million).

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,989	3,914	2,714	14,617
Generation (GWh) – actual(1)(2)	7,859	3,856	2,576	14,291
Revenues	$575	$269	$216	$1,060
Adjusted EBITDA(3)	431	224	168	823
Funds from operations(3)	$243	$171	$127	$541

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,231	3,891	2,733	13,855
Generation (GWh) – actual(1)(2)	7,856	4,093	2,733	14,682
Revenues	$546	$294	$223	$1,063
Adjusted EBITDA(3)	407	243	160	810
Funds from operations(3)	$236	$193	$120	$549

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2014”.

United States

Generation from the portfolio was 7,859 GWh for the nine months ended September 30, 2014, in line with the long-term average of 7,989 GWh and consistent with prior year generation of 7,856 GWh. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental generation of 659 GWh. Generation from existing facilities decreased 656 GWh,

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

due primarily to lower inflows at our facilities in North Carolina, Louisiana, and the mid-western United States as compared to the prior year. Partly offsetting were the strong inflows at our New York facilities. Generation levels in the prior year benefited from strong hydrological conditions at the facilities in Louisiana and North Carolina.

Revenues totaling $575 million represent a year-over-year increase of $29 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental revenues of $66 million. We also benefited from selling generation at favorable market prices in part due to the extended winter in the New England region. The increases were partly offset by the decrease in generation from existing facilities, and a contractual decrease in price at our Louisiana facility.

Funds from operations totaling $243 million represent a year-over-year increase of $7 million. The increase in revenues was partly offset by costs associated with the growth in our portfolio.

Canada

Generation from the portfolio was 3,856 GWh for the nine months ended September 30, 2014, compared to the long-term average of 3,914 GWh and below prior year generation of 4,093 GWh. Although in line with long-term average, inflows across the portfolio were lower than in the prior year, which benefited from strong hydrological conditions.

Revenues totaling $269 million represent a year-over-year decrease of $25 million. The contribution of $5 million from growth in our portfolio since the first quarter of 2013 was offset by the $13 million impact from the decrease in generation.

The appreciation of the U.S. dollar impacted revenues by $18 million but also affected costs and other expenses resulting in a year-over-year decrease to funds from operations by $13 million.

Funds from operations totaling $171 million represent a year-over-year decrease of $22 million attributable to the decrease in revenues partly offset by the cost efficiencies at our operations and the effects of non-recurring finance costs incurred in 2013.

Brazil

Generation from the portfolio was 2,576 GWh for the nine months ended September 30, 2014 compared to prior year generation of 2,733 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year. A full period’s contribution from a facility commissioned in the first quarter of 2013 provided an incremental 59 GWh of generation.

Revenues totaling $216 million represent a year-over-year decrease of $7 million. Strong power pricing was offset by the decrease in generation attributable to the drought-like conditions and the $21 million foreign exchange impact.

Funds from operations totaling $127 million represent a year-over-year increase of $7 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	1,120	854	591	2,565
Generation (GWh) – actual(1)(2)	940	731	592	2,263
Revenues	$106	$87	$18	$211
Adjusted EBITDA(3)	74	75	11	160
Funds from operations(3)	$16	$46	$13	$75
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	1,067	854		N/A	1,921
Generation (GWh) – actual(1)(2)	970	747		N/A	1,717
Revenues	$107	$93	$	N/A	$200
Adjusted EBITDA(3)	77	78		N/A	155
Funds from operations(3)	$22	$44	$	N/A	$66

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2014”.

United States

Generation from the portfolio of 940 GWh for the nine months ended September 30, 2014 was below the long-term average of 1,120 GWh and prior year generation of 970 GWh, primarily attributable to lower than average wind conditions. A full period’s contribution from the facilities acquired in the first quarter of 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $106 million represent a year-over-year decrease of $1 million. The full period’s contribution from the facilities acquired in the first quarter of 2013 was offset by the decrease in generation.

Funds from operations totaling $16 million represent a year-over-year decrease of $6 million, primarily attributable to the lower revenues, increases in direct operating costs and interest expense associated with the growth in our portfolio, and the cash portion of non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 731 GWh, below the long-term average of 854 GWh and prior year generation of 747 GWh all attributable to lower than average wind conditions.

Revenues totaling $87 million represent a year-over-year decrease of $6 million.  The appreciation of the U.S. dollar impacted revenues by $7 million.

Funds from operations totaling $46 million represent a year-over-year increase of $2 million. The decrease in revenues was offset by cost efficiencies at our operations and the effects of non-recurring finance costs incurred in 2013.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Europe

Generation from our wind portfolio in Ireland was 592 GWh in the period, which includes 60 GWh from a recently built project which is in the final stages of commercialization but which is receiving payments under its power purchase agreement, tied to production.

Revenues totaled $18 million for the period, reflecting the lower than average wind conditions partly offset by the $6 million contribution from the additional 60 GWh referenced above.

Funds from operations totaling $13 million includes an $11 million fixed earnings adjustment amount for the period from January 1, 2014 to June 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Property, plant and equipment, at fair value totaled $17.4 billion as at September 30, 2014 as compared to $15.7 billion as at December 31, 2013. During the nine months ended September 30, 2014, the acquisition of 502 MW of hydroelectric facilities, a 326 MW wind portfolio and the development and construction of renewable power generating assets totaled $2.5 billion. Property, plant and equipment were impacted by foreign currency changes related to the U.S. dollar in the amount of $496 million. We also recognized depreciation expense of $400 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31, 2013:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, was 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at September 30, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio was unchanged from December 31, 2013 and was 41% as at September 30, 2014.

Capitalization

The following table summarizes the capitalization using book values:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Credit facilities(1)	$512	$311
Corporate borrowings(1)	1,334	1,406
Subsidiary borrowings(2)	5,476	4,906
Long-term indebtedness	7,322	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,183	2,148
Equity	8,270	7,536
Total capitalization	$17,775	$16,307
Debt to total capitalization	41%	41%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the nine months ended September 30, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

•         In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

•          On June 30, 2014, as part of the acquisition of the 326 MW Irish wind portfolio, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

•          The maturity of the $250 million facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014. We are in the process of extending this facility prior to its expiry.

•          In August 2014, we extended the maturity of our corporate credit facilities to June 2019 and reduced the applicable margin from 1.25% to 1.20%. The credit facilities now also provide us with an option to borrow in Euro (€) and British Pound Sterling (£).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

•          In August 2014, as part of the acquisition of the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility, we assumed a $65 million loan with an interest rate of 7.1% maturing in June 2018.

•          In August 2014, we secured a €160 million ($210 million) loan for 153 MW of our wind facilities in Ireland with an initial fixed rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

On June 10, 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

Available liquidity

We operate with substantial liquidity which enables us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	As of the date	Sep 30	Dec 31
(MILLIONS)	of this report	2014	2013
Cash and cash equivalents	$196	$196	$203
Credit facilities
Authorized credit facilities	1,480	1,480	1,480
Draws on credit facilities	(339)	(512)	(311)
Issued letters of credit	(230)	(226)	(212)
Available portion of credit facilities	911	742	957
Available liquidity	$1,107	$938	$1,160

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at September 30, 2014:

(MILLIONS)	Balance of 2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
United States	$274	$147	$97	$785	$283	$1,412	$2,998
Canada	15	54	140	52	55	1,565	1,881
Brazil	6	25	23	23	22	112	211
Europe	6	23	24	27	29	305	414
	301	249	284	887	389	3,394	5,504
Corporate borrowings and
credit facilities(1)	-	-	268	-	179	1,405	1,852
Equity-accounted investments	-	31	-	125	-	-	156
	$301	$280	$552	$1,012	$568	$4,799	$7,512

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $55 million and $21 million of unamortized deferred financing fees and premiums, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Subsidiary borrowings maturing in 2014 include $250 million on a hydroelectric portfolio in the southeastern United States. We are in the process of extending this facility prior to its expiry.

We remain focused on refinancing near term facilities at acceptable terms and maintaining a manageable maturity ladder and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2014	2013	2014	2013
Corporate borrowings	7.0	7.7	5.3	5.3
Subsidiary borrowings	11.2	11.8	5.7	6.0
Credit facilities	4.8	3.8	1.4	1.4

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 18 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2014	2015	2016	2017	2018
Generation (GWh)
Contracted(1)
Hydroelectric
United States	2,035	7,146	7,018	7,018	7,018
Canada	1,220	5,185	5,185	5,185	5,185
Brazil	962	2,891	2,674	1,936	1,704
	4,217	15,222	14,877	14,139	13,907
Wind energy
United States	252	1,293	1,292	1,292	1,292
Canada	343	1,197	1,197	1,197	1,197
Europe	310	1,129	1,146	1,094	1,041
	905	3,619	3,635	3,583	3,530
	5,122	18,841	18,512	17,722	17,437
Uncontracted	938	5,252	5,580	6,360	6,645
Total long-term average	6,060	24,093	24,092	24,082	24,082
Long-term average on a proportionate basis(2)	4,725	18,660	18,650	18,640	18,640

Contracted generation - as at September 30, 2014
% of total generation	85%	78%	77%	74%	72%
% of total generation on a proportionate basis(2)	92%	87%	86%	82%	81%

Price per MWh	$79	$84	$85	$84	$85

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties. At the beginning of 2014 the composition of our contracted generation for 2014 was comprised of: affiliates of Brookfield Asset Management (42%), public power authorities (22%), industrial users (30%) and distribution companies (6%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$17,364	$15,741
Equity-accounted investments	232	290
Total assets	18,555	16,979
Long-term debt and credit facilities	7,322	6,623
Deferred income tax liabilities	2,332	2,265
Total liabilities	10,285	9,443
Preferred equity	756	796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Limited partners' equity	2,762	2,726
Total liabilities and equity	18,555	16,979

Contractual obligations

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be approximately $96 million.

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2014 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $119 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its affiliates.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our December 31, 2013 audited consolidated financial statements.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$99	$102	$280	$339
Wind levelization agreement	2	3	5	5
	$101	$105	$285	$344
Direct operating costs
Energy purchases	$(1)	$(8)	$(8)	$(26)
Energy marketing fee	(6)	(5)	(16)	(15)
Insurance services	(7)	(6)	(21)	(19)
	$(14)	$(19)	$(45)	$(60)
Management service costs	$(14)	$(9)	$(38)	$(32)

Revenues from long-term power purchase agreements and revenue agreements for the nine months ended September 30, 2014 were lower as compared to the prior year. This decrease is primarily due to the reduction in the level of price support and reflects the strong pricing environment which we benefited from in the first quarter of 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Cash flow provided by (used in):
Operating activities	$188	$249	$640	$669
Financing activities	510	(275)	1,323	(246)
Investing activities	(716)	(20)	(1,962)	(369)
Foreign exchange loss on cash	(11)	-	(8)	(6)
(Decrease) increase in cash and cash equivalents	$(29)	$(46)	$(7)	$48

Cash and cash equivalents as at September 30, 2014 totaled $196 million, representing a decrease of $7 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaling $188 million for the third quarter of 2014, represent a year-over-year decrease of $61 million primarily attributable to the decrease in funds generated from operations.

Cash flows provided by operating activities totaling $640 million for the nine months ended September 30, 2014 represent a year-over-year decrease of $29 million primarily attributable to net changes in working capital balances and funds generated from operations.

Financing Activities

Cash flows provided by financing activities totaled $510 million for the third quarter of 2014. Long-term debt – borrowings increased due to a €160 million ($210 million) financing related to our recently acquired wind portfolio in Ireland. The capital provided by participating non-controlling interests - in operating

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

subsidiaries relates to the acquisition of the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility.

For the third quarter of 2014, distributions paid to unitholders were $107 million (2013: $95 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $54 million (2013: $44 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $1,323 million for the nine months ended September 30, 2014. Long-term debt – borrowings increased due to the growth in our portfolio, up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio and a €160 million ($210 million) financing at recently acquired wind portfolio in Ireland. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $556 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio.

For the nine months ended September 30, 2014, distributions paid to unitholders were $374 million (2013: $282 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $125 million (2013: $138 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the third quarter of 2014 totaled $716 million. In the third quarter of 2014, we acquired the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility. In addition, our continued investment in the construction of renewable power generating assets was $36 million and sustainable capital expenditures totaled $42 million.

Cash flows used in investing activities for the nine months ended September 30, 2014 totaled $1,962 million. Our investments in the growth of our portfolio totaled $1,827 million. In addition, our continued investment in the construction of renewable power generating assets was $53 million and sustainable capital expenditures totaled $69 million.

NON-CONTROLLING INTERESTS

Preferred equity

As at September 30, 2014, no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million were made during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the offering. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Nine months ended	Year ended
	Sep 30, 2014	Dec 31, 2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

General partnership units held by Brookfield	2,651,506	2,651,506

Redeemable/Exchangeable units held by Brookfield	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Issuance of LP Units	10,250,000	-
Distribution reinvestment plan	95,112	82,997
Balance, end of period/year	143,330,025	132,984,913

Total LP Units on a fully-exchanged basis	272,988,648	262,643,536

LP Units held by
Brookfield Asset Management	40,026,986	40,026,986
External LP Unitholders	103,303,039	92,957,927
	143,330,025	132,984,913

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013	2014	2013	2014	2013
Class A Preference Shares
Series 1	$3	$3	$3	$3	$9	$10	$9	$10
Series 3	3	3	3	3	8	8	8	8
Series 5	2	2	2	2	6	6	6	5
Series 6	2	2	2	2	6	3	6	2
	$10	$10	$10	$10	$29	$27	$29	$25

Participating non-controlling
interests - in operating
subsidiaries	$44	$33	$44	$34	$96	$113	$96	$113

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$3	$3	$3	$3
Incentive distribution	1	-	1	-	2	-	2	-
	$2	$1	$2	$1	$5	$3	$5	$3

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$50	$47	$50	$46	$151	$141	$181	$138

Limited partners' equity
Brookfield Asset Management	16	15	16	14	47	44	56	42
External LP Unitholders	40	34	39	34	113	101	132	99
	$56	$49	$55	$48	$160	$145	$188	$141

	$162	$140	$161	$139	$441	$429	$499	$420

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, which took effect with the distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2013 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2013 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)         Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014 and had no material impact on the interim consolidated financial statements. See Note 2 (c) - Significant accounting policies in our interim consolidated financial statements and Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2014			2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Generation (GWh) - LTA(1)(2)	5,065	6,691	5,770	5,380	4,960	6,171	5,325	4,606
Generation (GWh) - actual(1)(2)	4,383	6,615	5,711	5,268	5,154	6,265	5,535	4,053
Revenues	$342	$474	$480	$393	$392	$484	$437	$317
Adjusted EBITDA(3)	223	360	360	272	260	357	319	195
Funds from operations(3)	61	198	185	137	108	187	162	74
Net (loss) income
Non-controlling interests
Preferred equity	10	10	9	10	10	10	7	6
Participating non-controlling
interests - in operating subsidiaries	(2)	21	40	(7)	8	24	16	(14)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	1	-	-	-	1	(1)
Participating non-controlling
interests - in a holding subsidiary
Redeemable/Exchangeable units
held by Brookfield	(16)	20	37	10	5	22	30	(27)
Limited partners' equity	(17)	21	38	11	5	22	31	(28)
	(25)	72	125	24	28	78	85	(64)
Basic and diluted (loss) earnings
per LP Unit(4)	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23	(0.20)
Distributions:
Preferred equity	10	10	9	10	10	10	7	6
General partnership interest in a
holding subsidiary held by Brookfield	2	1	2	1	1	1	1	1
Participating non-controlling
interests - in a holding subsidiary -
Redeemable/Exchangeable units
held by Brookfield	50	51	50	47	47	47	47	45
Limited partners' equity	56	53	51	48	49	48	48	45

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(4)            Average LP Units outstanding totaled 143.3 million during the quarter, 135.3 million in the second quarter and 133.0 million in the first quarter (2013 and 2012: 132.9 million).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

ADDITIONAL INFORMATION

Risk factors about our business and additional information, including our Form 20-F filed with the SEC and securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent event

On October 1, 2014 we secured financing in the amount of $480 million related to the acquisition of a 417 MW hydroelectric facility in Pennsylvania. The debt bears interest at LIBOR plus 1.75%, and matures in June 2018.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net (loss) income and cash flows from operating activities for the three months ended September 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$275	$65	$2	$342	$392
Other income	3	-	-	3	1
Share of cash earnings from equity-accounted
investments	10	-	-	10	7
Direct operating costs	(90)	(22)	(20)	(132)	(140)
Adjusted EBITDA(1)	198	43	(18)	223	260
Interest expense - borrowings	(61)	(23)	(22)	(106)	(105)
Management service costs	-	-	(14)	(14)	(9)
Current income taxes	(5)	-	-	(5)	(4)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(10)	(10)	(10)
Participating non-controlling interests - in
operating subsidiaries	(18)	(9)	-	(27)	(24)
Funds from operations(1)	$114	$11	$(64)	$61	$108
Less: sustaining capital expenditures(2)				(15)	(14)
Adjusted funds from operations(1)				46	94
Add: sustaining capital expenditures				15	14
Add: cash portion of non-controlling interests				37	34
Other items:
Depreciation and amortization				(145)	(133)
Unrealized financial instruments gain				9	11
Share of non-cash loss from equity-
accounted investments				(3)	(4)
Deferred income tax recovery				27	10
Other				(11)	2
Net (loss) income				$(25)	$28
Adjustments for non-cash items				107	110
Dividends received from equity accounted
investments				10	8
Changes in due to or from related parties				8	24
Net change in working capital balances				88	79
Cash flows from operating activities				$188	$249

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income and cash flows from operating activities for the nine months ended September 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$1,060	$211	$25	$1,296	$1,313
Other income	8	-	-	8	5
Share of cash earnings from equity-accounted
investments	25	-	-	25	19
Direct operating costs	(270)	(51)	(65)	(386)	(401)
Adjusted EBITDA(1)	823	160	(40)	943	936
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(181)	(63)	(65)	(309)	(313)
Management service costs	-	-	(38)	(38)	(32)
Current income taxes	(19)	-	-	(19)	(15)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(29)	(29)	(27)
Participating non-controlling interests - in
operating subsidiaries	(82)	(33)	-	(115)	(92)
Funds from operations(1)	$541	$75	$(172)	$444	$457
Less: sustaining capital expenditures(3)				(43)	(42)
Adjusted funds from operations(1)				401	415
Add: sustaining capital expenditures				43	42
Add: cash portion of non-controlling interests				144	119
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(400)	(398)
Unrealized financial instruments gain				5	30
Share of non-cash loss from equity-
accounted investments				(15)	(10)
Deferred income tax recovery (expense)				8	(1)
Other				(3)	(6)
Net income				$172	$191
Adjustments for non-cash items				379	363
Dividends received from equity accounted
investments				28	14
Changes in due to or from related parties				14	14
Net change in working capital balances				47	87
Cash flows from operating activities				$640	$669

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Brazilian and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to November 4, 2014, the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of adjusted EBITDA, funds from operations and adjusted funds from operations to net (loss) income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of adjusted EBITDA and funds from operations to net (loss) income in Note 14 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$196	$203
Restricted cash		212	169
Trade receivables and other current assets		178	184
Financial instrument assets	4	51	2
Due from related parties		46	48
		683	606
Financial instrument assets	4	6	15
Equity-accounted investments	6	232	290
Property, plant and equipment, at fair value	7	17,364	15,741
Deferred income tax assets	10	149	117
Other long-term assets		121	210
		$18,555	$16,979
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$280	$209
Financial instrument liabilities	4	90	64
Due to related parties		83	110
Current portion of long-term debt	9	494	517
		947	900
Financial instrument liabilities	4	55	9
Long-term debt and credit facilities	9	6,828	6,106
Deferred income tax liabilities	10	2,332	2,265
Other long-term liabilities		123	163
		10,285	9,443
Equity
Non-controlling interests
Preferred equity	11	756	796
Participating non-controlling interests - in operating
subsidiaries	11	2,202	1,303
General partnership interest in a holding subsidiary
held by Brookfield	11	51	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,499	2,657
Limited partners' equity	12	2,762	2,726
		8,270	7,536
		$18,555	$16,979

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED	Notes	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)		2014	2013	2014	2013
Revenues	5	$342	$392	$1,296	$1,313
Other income		3	1	8	5
Direct operating costs		(132)	(140)	(386)	(401)
Management service costs	5	(14)	(9)	(38)	(32)
Interest expense – borrowings	9	(106)	(105)	(309)	(313)
Share of earnings from equity-accounted
investments	6	7	3	10	9
Unrealized financial instruments gain	4	9	11	5	30
Depreciation	7	(145)	(133)	(400)	(398)
Other	3	(11)	2	(3)	(6)
(Loss) income before income taxes		(47)	22	183	207
Income tax recovery (expense)
Current	10	(5)	(4)	(19)	(15)
Deferred	10	27	10	8	(1)
		22	6	(11)	(16)
Net (loss) income		$(25)	$28	$172	$191
Net (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$10	$10	$29	$27
Participating non-controlling interests - in
operating subsidiaries	11	(2)	8	59	48
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	11	(16)	5	41	57
Limited partners' equity	12	(17)	5	42	58
		$(25)	$28	$172	$191
Basic and diluted (loss) earnings per LP Unit		$(0.13)	$0.04	$0.31	$0.44

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2014	2013	2014	2013
Net (loss) income		$(25)	$28	$172	$191
Other comprehensive (loss) income that will not be
reclassified to net (loss) income
Actuarial (losses) gains on defined benefit plans		(10)	9	(10)	9
Deferred income taxes on above items		3	(2)	3	(2)
Total items that will not be reclassified to net income (loss)		(7)	7	(7)	7
Other comprehensive (loss) income that may be
reclassified to net (loss) income
Financial instruments designated as cash-flow
hedges
(Losses) gains arising during the period	4	(2)	(1)	(55)	49
Reclassification adjustments for amounts
recognized in net (loss) income	4	(3)	(9)	5	(5)
Foreign currency translation		(304)	31	(201)	(316)
Deferred income taxes on above items		(3)	(1)	7	(13)
Total items that may be reclassified subsequently to
net (loss) income		(312)	20	(244)	(285)
Other comprehensive (loss) income		(319)	27	(251)	(278)
Comprehensive (loss) income		$(344)	$55	$(79)	$(87)
Comprehensive (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$(27)	$27	$(12)	$(1)
Participating non-controlling interests - in
operating subsidiaries	11	(38)	6	29	34
General partnership interest in a holding subsidiary
held by Brookfield	11	(3)	-	(1)	(1)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	11	(135)	11	(46)	(59)
Limited partners' equity	12	(141)	11	(49)	(60)
		$(344)	$55	$(79)	$(87)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
THREE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764
Net income	5	-	-	-	-	5	10	8	-	5	28
Other comprehensive income (loss)	-	4	-	4	(2)	6	17	(2)	-	6	27
Acquisitions	-	-	-	-	-	-	-	205	-	-	205
Distributions or dividends declared	(49)	-	-	-	-	(49)	(10)	(33)	(1)	(47)	(140)
Other	2	-	-	-	-	2	-	(9)	1	1	(5)
Change in period	(42)	4	-	4	(2)	(36)	17	169	-	(35)	115
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$2,963	$793	$2,011	$55	$2,681	$8,503
Net (loss) income	(17)	-	-	-	-	(17)	10	(2)	-	(16)	(25)
Other comprehensive loss	-	(120)	-	(3)	(1)	(124)	(37)	(36)	(3)	(119)	(319)
Acquisitions (Note 3)	-	-	-	-	-	-	-	273	-	-	273
Distributions or dividends declared	(56)	-	-	-	-	(56)	(10)	(45)	(2)	(50)	(163)
Other	(4)	-	-	-	-	(4)	-	1	1	3	1
Change in period	(77)	(120)	-	(3)	(1)	(201)	(37)	191	(4)	(182)	(233)
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$2,762	$756	$2,202	$51	$2,499	$8,270

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
NINE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	58	-	-	-	-	58	27	48	1	57	191
Other comprehensive income (loss)	-	(136)	-	4	14	(118)	(28)	(14)	(2)	(116)	(278)
Preferred shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions	14	-	(14)	-	-	-	-	205	-	-	205
Distributions or dividends declared	(145)	-	-	-	-	(145)	(27)	(113)	(3)	(141)	(429)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other	(1)	-	-	-	-	(1)	-	34	-	(1)	32
Change in period	(73)	(136)	(14)	4	14	(205)	321	160	(4)	(201)	71
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	42	-	-	-	-	42	29	59	1	41	172
Other comprehensive loss	-	(74)	-	(3)	(14)	(91)	(41)	(30)	(2)	(87)	(251)
LP Unit issued (Note 11)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Acquisitions (Note 3)	2	-	(2)	-	-	-	-	967	-	-	967
Distributions or dividends declared	(160)	-	-	-	-	(160)	(29)	(97)	(5)	(151)	(442)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	(4)	-	-	-	-	(4)	1	-	2	2	1
Change in period	129	(74)	(2)	(3)	(14)	36	(40)	899	(3)	(158)	734
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$2,762	$756	$2,202	$51	$2,499	$8,270

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Three months ended		Nine months ended
UNAUDITED		Sep 30		Sep 30
(MILLIONS)		2014	2013	2014	2013
Operating activities
Net (loss) income		$(25)	$28	$172	$191
Adjustments for the following non-cash items:
Depreciation	7	145	133	400	398
Unrealized financial instrument loss	4	(9)	(11)	(5)	(30)
Share of earnings from equity accounted investments	6	(7)	(3)	(10)	(9)
Deferred income tax expense	10	(27)	(10)	(8)	1
Other non-cash items		5	1	2	3
Dividends received from equity-accounted investments	6	10	8	28	14
Changes in due to or from related parties		8	24	14	14
Net change in working capital balances		88	79	47	87
		188	249	640	669
Financing activities
Long-term debt - borrowings	9	420	-	1,126	1,222
Long-term debt - repayments	9	(22)	(341)	(556)	(1,631)
Capital provided by participating non-controlling interests -
in operating subsidiaries	11	273	205	967	246
Issuance of preferred shares	11	-	-	-	337
Issuance of LP Units	12	-	-	285	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(54)	(44)	(125)	(138)
To unitholders of Brookfield Renewable or BRELP	12	(107)	(95)	(374)	(282)
		510	(275)	1,323	(246)
Investing activities
Acquisitions	3	(599)	-	(1,827)	(243)
Investment in:
Sustaining capital expenditures		(42)	(23)	(69)	(44)
Development and construction of renewable power
generating assets		(36)	(33)	(53)	(113)
Investment tax credits related to renewable power
generating assets		11	-	23	-
Restricted cash		(50)	36	(36)	31
		(716)	(20)	(1,962)	(369)
Foreign exchange loss on cash		(11)	-	(8)	(6)
Cash and cash equivalents
(Decrease) increase		(29)	(46)	(7)	48
Balance, beginning of period		225	231	203	137
Balance, end of period		$196	$185	$196	$185
Supplemental cash flow information:
Interest paid		$54	$52	$251	$249
Interest received		3	1	8	5
Income taxes paid		6	5	28	24

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2013 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on November 4, 2014.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) New interpretation adopted by Brookfield Renewable

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on January 1, 2014, which had no material impact on the interim consolidated financial statements.

(d) Future changes

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 was issued by the IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Please refer to the December 31, 2013 audited consolidated financial statements for other future changes to IFRS with potential impact on Brookfield Renewable.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Maine Hydroelectric Generation Facilities

In January 2014, Brookfield Renewable acquired a 70 MW hydroelectric portfolio of generation facilities that are expected to generate approximately 400 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric generation facility in California. The total cash consideration was $11 million (the “California Hydro Step Acquisition”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate approximately 1,100 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held 33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €516 million ($707 million) included €521 million ($713 million) in cash reduced for post-closing working capital adjustments and a deferred consideration amount. The acquisition costs of $12 million were expensed as incurred.

Voting Agreements

In January 2014 and March 2014, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”), in which Brookfield Renewable holds its investments in the Maine Hydro, Pennsylvania Hydro and the Irish wind portfolio with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities.

Preliminary price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	Pennsylvania	Ireland
Cash and cash equivalents	$7	$15	$35
Restricted cash	-	-	12
Trade receivables and other current assets	13	11	10
Property, plant and equipment, at fair value	220	1,034	1,061
Other long-term assets	6	-	-
Current liabilities	(1)	(4)	(72)
Long-term debt	-	(77)	(232)
Other long-term liabilities	(1)	(70)	(107)
Net assets acquired	$244	$909	$707

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Financial instruments disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2014				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2013
Assets measured at fair value:
Cash and cash equivalents	$196	$-	$-	$196	$203
Restricted cash	212	-	-	212	169
Financial instrument assets
Interest rate swaps	-	3	-	3	17
Foreign exchange swaps	-	54	-	54	-
Property, plant and equipment(1)	-	-	17,364	17,364	15,741
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	(5)	-	(5)	(3)
Interest rate swaps	-	(140)	-	(140)	(70)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,207)	-	(8,207)	(7,128)
Total	$408	$(8,295)	$17,364	$9,477	$8,929

(1)       Refer to Note 7 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2014			Dec 31, 2013
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$-	$5	$5	$3
Interest rate swaps	3	140	137	53
Foreign exchange swaps	54	-	(54)	-
Total	57	145	88	56
Less: current portion	51	90	39	62
Long-term portion	$6	$55	$49	$(6)

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(1)	$2	$(1)	$12
Interest rate swaps	-	9	1	18
Foreign exchange swaps	10	-	5	-
	$9	$11	$5	$30

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The following table reflects the unrealized gains (losses) included in the consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(3)	$-	$(4)	$-
Interest rate swaps(1)	(9)	(1)	(63)	49
Foreign exchange swaps	10	-	12	-
	$(2)	$(1)	$(55)	$49

(1)       Included in the nine months ended September 30, 2013 are unrealized gains of $2 million relating to equity-accounted investments.

The following table reflects the reclassification adjustments recognized in net (loss) income in the consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(3)	$-	$3	$-
Interest rate swaps	-	(9)	2	(5)
	$(3)	$(9)	$5	$(5)

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$99	$102	$280	$339
Wind levelization agreement	2	3	5	5
	$101	$105	$285	$344
Direct operating costs
Energy purchases	$(1)	$(8)	$(8)	$(26)
Energy marketing fee	(6)	(5)	(16)	(15)
Insurance services	(7)	(6)	(21)	(19)
	$(14)	$(19)	$(45)	$(60)
Management service costs	$(14)	$(9)	$(38)	$(32)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2014	Sep 30, 2014	Dec 31, 2013
Balance, beginning of period	$542	$290	$344
Acquisitions (see Note 3):
California Hydro Step Acquisition	-	(39)	-
Pennsylvania Hydro Step Acquisition	(301)	-	-
Canada Hydroelectric Step Acquisition	-	-	(19)
Revaluation recognized through OCI	-	-	(15)
Share of OCI	1	1	1
Share of net income	7	10	9
Dividends declared	(10)	(25)	(18)
Foreign exchange loss	(8)	(5)	(12)
Other	1	-	-
Balance, end of period	$232	$232	$290

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenue	$30	$28	$95	$87
Net income	14	5	20	17
Share of net income (loss)
Cash earnings	10	7	25	19
Non-cash loss	(3)	(4)	(15)	(10)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric	Wind energy	CWIP	generation	Total
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Foreign exchange	(347)	(142)	(6)	(1)	(496)
Additions(1)	1,320	1,075	124	-	2,519
Transfers	281	(1)	(280)	-	-
Depreciation(2)	(282)	(115)	-	(3)	(400)
As at September 30, 2014	$13,778	$3,265	$279	$42	$17,364

(1)       Includes acquisitions of $2,396 million.

(2)       Assets not subject to depreciation include construction work in process (“CWIP”) and land.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Operating accrued liabilities	$133	$101
Interest payable on corporate and subsidiary borrowings	93	49
Accounts payable	23	11
LP Unitholders’ distribution(1) and preferred dividends payable	20	40
Other	11	8
	$280	$209

(1)       Includes amounts payable to external LP Unitholders. Amounts payable to Brookfield Asset Management are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2014			Dec 31, 2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3	5.3	4.1	$179	5.3	4.8	$188
Series 4	5.8	22.1	134	5.8	22.9	141
Series 6	6.1	2.2	268	6.1	2.9	282
Series 7	5.1	6.0	402	5.1	6.8	424
Series 8	4.8	7.4	357	4.8	8.1	377
	5.3	7.0	$1,340	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.9	9.3	$2,998	6.0	9.7	$2,826
Canada	5.7	14.0	1,881	5.8	15.2	1,877
Brazil	7.3	10.5	211	7.4	11.1	238
Europe	3.8	12.3	414	-	-	-
	5.7	11.2	$5,504	6.0	11.8	$4,941
Credit facilities	1.4	4.8	$512	1.4	3.8	$311
Total debt			$7,356			$6,664
Add: Unamortized premiums(1)			21			11
Less: Unamortized financing fees(1)			(55)			(52)
Less: Current portion			(494)			(517)
			$6,828			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0%, respectively, maturing in June 2023.

In June 2014, Brookfield Renewable refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, Brookfield Renewable assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

The maturity of the $250 million credit facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014. Brookfield Renewable is in the process of extending this facility prior to its expiry.

In August 2014, as part of the of Pennsylvania Hydro Step Acquisition, Brookfield Renewable assumed a $65 million loan with an interest rate of 7.1% maturing in June 2018.

In August 2014, Brookfield Renewable secured a €160 million ($210 million) loan associated with 153 MW of its wind facilities in Ireland with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

Cash received from borrowings net of repayments was $369 million during the nine months ended September 30, 2014.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

In August 2014, Brookfield Renewable extended the maturity of all corporate credit facilities to June 2019 and reduced the applicable margin by five basis points from 1.25% to 1.20%. The credit facilities now also provide Brookfield Renewable with an option to borrow in Euro (€) and British Pound Sterling (£).

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Available revolving credit facilities	$1,480	$1,480
Drawings(1)	(512)	(311)
Issued letters of credit	(226)	(212)
Unutilized revolving credit facilities	$742	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

Net draws of $201 million were made during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 6% for the nine months ended September 30, 2014 (2013: 7.7%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Preferred equity	$756	$796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Total	$5,508	$4,810

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months
	Shares	dividend	redemption	ended September 30		Sep 30	Dec 31
(MILLIONS)	outstanding	rate	date	2014	2013	2014	2013
Series 1	10	5.25%	Apr 30, 2015	$9	$10	$222	$234
Series 3	10	4.40%	Jul 31, 2019	8	8	222	234
Series 5	7	5.00%	Apr 30, 2018	6	6	156	164
Series 6	7	5.00%	Jul 31, 2018	6	3	156	164
	34			$29	$27	$756	$796

As at September 30, 2014, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	20	22	17	-	-	59
OCI	(21)	(5)	-	(2)	(2)	(30)
Acquisitions (Note 3)	-	967	-	-	-	967
Distributions	(29)	(53)	(12)	(2)	-	(96)
Other	-	-	-	-	(1)	(1)
As at September 30, 2014	$861	$1,138	$121	$42	$40	$2,202
Interests held by third parties	75-80%	50-60%	25%	20-30%	23-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

Issuance of LP Units

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million) (the “Offering”).  Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the Offering. Proceeds from the Offering were used to purchase additional limited partnership units of BRELP. The excess of the consideration paid over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $37 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

As at September 30, 2014, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

Distributions

For the three and nine months ended September 30, 2014, BRELP declared $1 million and $3 million, respectively in distributions on the general partnership interest (2013: $1 million and $3 million, respectively) and an incentive distribution of $1 million and $2 million, respectively (2013: $nil). For the three and nine months ended September 30, 2014, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $50 million and $151 million, respectively (2013: $47 million and $141 million, respectively).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2014, LP Units outstanding were 143,330,025 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During the three and nine months ended September 30, 2014, 25,874 and 95,112 LP Units, respectively (2013: 21,832 and 57,785 LP Units, respectively) were issued under the distribution reinvestment plan.

As a result of the Offering (Note 11), Brookfield Asset Management’s direct and indirect interest of  169,685,609 LP Units and Redeemable/Exchangeable partnership units, now represents  approximately 62%  of Brookfield Renewable on a fully-exchanged basis.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2014, Brookfield Renewable declared distributions on its LP Units of $56 million and $160 million or $0.3875 per LP Unit and $1.1625 per LP Unit, respectively (2013: $49 million and $145 million or $0.3625 per LP Unit and $1.09 per LP Unit, respectively).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The composition of the distribution is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Brookfield Asset Management	$16	$15	$47	$44
External LP Unitholders	40	34	113	101
	$56	$49	$160	$145

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, and took effect with the distribution paid in March 2014.

13.  subsidiary public issuers

See Note 9 – Long-term debt and credit facilities for additional details regarding corporate notes. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2014:
Current assets	$22	$-	$1,365	$685	$(1,389)	$683
Long-term assets	2,762	744	-	17,865	(3,499)	17,872
Current liabilities	22	9	26	2,261	(1,371)	947
Long-term liabilities	-	-	1,334	8,742	(738)	9,338
Preferred equity	-	756	-	-	-	756
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,202	-	2,202
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,499	-	2,499
As at December 31, 2013:
Current assets	$48	$-	$1,429	$612	$(1,483)	$606
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,258	(1,435)	900
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2014
Revenues	$-	$-	$-	$342	$-	$342
Net (loss) income	(17)	-	(1)	(24)	17	(25)
For the three months ended Sep 30, 2013
Revenues	$-	$-	$-	$392	$-	$392
Net income (loss)	5	-	-	28	(5)	28
For the nine months ended Sep 30, 2014
Revenues	$-	$-	$-	$1,296	$-	$1,296
Net income (loss)	42	-	(1)	173	(42)	172
For the nine months ended Sep 30, 2013
Revenues	$-	$-	$-	$1,313	$-	$1,313
Net income (loss)	58	-	1	190	(58)	191

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

14.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, and wind farms located in the United States, Canada and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by geography (United States, Canada, Brazil and Europe). The “Other” segment includes CWIP and corporate.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the December 31, 2013 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, adjusted EBITDA, and funds from operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the nine months ended September 30, 2014, funds from operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business Combinations (see note 3) but is included in funds from operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the three months ended
September 30, 2014:
Revenues	$151	$64	$60	$28	$19	$18	$2	$-	$342
Adjusted EBITDA	104	50	44	18	14	11	(1)	(17)	223
Interest expense - borrowings	(37)	(19)	(5)	(10)	(9)	(4)	-	(22)	(106)
Funds from operations prior to
non-controlling interests	67	31	34	8	5	7	(1)	(53)	98
Cash portion of non-controlling
interests	(14)	-	(4)	(4)	-	(5)	-	(10)	(37)
Funds from operations	53	31	30	4	5	2	(1)	(63)	61
Depreciation	(40)	(19)	(37)	(16)	(19)	(13)	(1)	-	(145)
For the three months ended
September 30, 2013:
Revenues	$160	$93	$69	$34	$19	$-	$17	$-	$392
Adjusted EBITDA	111	76	47	24	14	-	4	(16)	260
Interest expense - borrowings	(38)	(17)	(5)	(11)	(10)	-	-	(24)	(105)
Funds from operations prior to
non-controlling interests	73	59	38	13	4	-	4	(49)	142
Cash portion of non-controlling
interests	(15)	-	(2)	(7)	-	-	-	(10)	(34)
Funds from operations	58	59	36	6	4	-	4	(59)	108
Depreciation	(37)	(20)	(37)	(17)	(19)	-	(3)	-	(133)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the nine months ended
September 30, 2014:
Revenues	$575	$269	$216	$106	$87	$18	$25	$-	$1,296
Adjusted EBITDA	431	224	168	74	75	11	11	(51)	943
Interest expense - borrowings	(113)	(53)	(15)	(30)	(29)	(4)	-	(65)	(309)
Funds from operations prior to
non-controlling interests	314	171	138	44	46	18	11	(154)	588
Cash portion of non-controlling
interests	(71)	-	(11)	(28)	-	(5)	-	(29)	(144)
Funds from operations	243	171	127	16	46	13	11	(183)	444
Depreciation	(112)	(61)	(109)	(47)	(55)	(13)	(3)	-	(400)
For the nine months ended
September 30, 2013:
Revenues	$546	$294	$223	$107	$93	$-	$50	$-	$1,313
Adjusted EBITDA	407	243	160	77	78	-	15	(44)	936
Interest expense - borrowings	(111)	(50)	(18)	(29)	(34)	-	-	(71)	(313)
Funds from operations prior to
non-controlling interests	293	193	129	48	44	-	15	(146)	576
Cash portion of non-controlling
interests	(57)	-	(9)	(26)	-	-	-	(27)	(119)
Funds from operations	236	193	120	22	44	-	15	(173)	457
Depreciation	(104)	(64)	(118)	(46)	(57)	-	(9)	-	(398)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The following table reconciles adjusted EBITDA and funds from operations, presented in the above tables, to net (loss) income as presented in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues	$342	$392	$1,296	$1,313
Other income	3	1	8	5
Share of cash earnings from equity-accounted investments	10	7	25	19
Direct operating costs	(132)	(140)	(386)	(401)
Adjusted EBITDA	223	260	943	936
Fixed earnings adjustment(1)	-	-	11	-
Interest expense - borrowings	(106)	(105)	(309)	(313)
Management service costs	(14)	(9)	(38)	(32)
Current income tax expense	(5)	(4)	(19)	(15)
Funds from operations prior to non-controlling interests	98	142	588	576
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)	(29)	(27)
Participating non-controlling interests - in operating
subsidiaries	(27)	(24)	(115)	(92)
Funds from operations	61	108	444	457
Add: cash portion of non-controlling interests	37	34	144	119
Less: fixed earnings adjustment	-	-	(11)	-
Depreciation	(145)	(133)	(400)	(398)
Unrealized financial instruments gain	9	11	5	30
Share of non-cash loss from equity-accounted investments	(3)	(4)	(15)	(10)
Deferred income tax recovery (expense)	27	10	8	(1)
Other	(11)	2	(3)	(6)
Net (loss) income	$(25)	$28	$172	$191

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy			Co-gen	Other(1)	Total

(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at September 30, 2014:
Property, plant and
equipment, at fair value	$6,979	$4,788	$2,011	$1,151	$1,134	$980	$42	$279	$17,364
Total assets	7,415	4,884	2,224	1,249	1,159	1,099	43	482	18,555
Total borrowings	2,362	1,205	211	627	662	409	-	1,846	7,322
Total liabilities	3,642	2,194	304	706	886	579	-	1,974	10,285
For the nine months ended
September 30, 2014:
Additions to property, plant
and equipment	1,320	-	-	-	-	1,075	-	124	2,519
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,246	4,998	2,484	1,282	1,297	-	62	610	16,979
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,854	9,443
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

(1)            Includes CWIP and corporate.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at September 30, 2014, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $119 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

16.  subsequent event

On October 1, 2014 Brookfield Renewable secured financing in the amount of $480 million related to the acquisition of a 417 MW hydroelectric facility in Pennsylvania. The debt bears interest at LIBOR plus 1.75%, and matures in June 2018.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         September 30, 2014

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Chairman of BRE Group

Richard Legault

President and Chief Executive Officer

Sachin Shah

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

TSX:    BEP.UN (LP Units)

NYSE: BEP (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2013 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com